

Mailstop 3233

April 21, 2016

Via E-Mail
Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

Re: **Ventas, Inc.**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 12, 2016
File No. 1-10989

Dear Mr. Probst:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations and Normalized Funds From Operations, page 61

1. We refer to your response dated May 18, 2015. We note that you reconcile Funds From Operations (FFO) from Net income attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders. In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders.

Item 8. Financial Statements and Supplementary Data

Note 8 – Intangibles, page 107

2.   We note you record in-place and other lease intangibles over the remaining life of the associated lease. For such intangibles related to your senior housing communities and skilled nursing facilities, please tell us the amount you have recorded as of December 31, 2015 and 2014, the average useful life used for 2015, 2014, and 2013, and the amount of the related amortization expense recorded for 2015, 2014 and 2013. Please tell us if the useful life is based on the triple net lease or the lease with the resident. Within your response, you should separately address the basis of the useful life used for properties that are managed and properties that are leased. Please reference the authoritative accounting literature management relied upon.

Note 13 – Income Taxes, page 116

3.   We note your reconciliation table at the bottom of page 117, specifically your increase in valuation allowance of $20,978,000 for 2015. Please tell us how this amount reconciles to your rollforward table at the bottom of page 118.

4.   We note your rollforward table at the bottom of page 118. Please clarify for us and in future filings the nature of the line item for Deductions.

Note 18 – Related Party Transactions, page 123

5.   Please tell us how you are able to substantiate the representation that your related party transactions are considered to be arm's length in nature; refer to ASC 850-10-50-5.

Note 21 – Condensed Consolidating Information

Condensed Consolidating Statement of Cash Flows, page 138

6.   In future periodic filings, please detail cash changes from investing activities individually when such amounts exceed 10% of the average of net cash flows from operating activities or tell us how you determined this presentation is not necessary. Refer to Rules 3-10(i) and 10-01(a)(4) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities